Exhibit 99.1

Itaú Investor Relations

1Q21 results and conference calls

The conference calls to discuss the results of the first quarter of 2021 are already scheduled. We will publish the results on our website on May 3rd, after the closing of the stock markets in Brazil and the United States.

We invite you to participate in our conference calls, on May 4th, at the following times:

Portuguese

09:00 AM (EDT)
10:00 AM (Brasília time)

(55-11) 3181-5113
(55-11) 3181-8565

Access code: Itaú Unibanco

Access the webcast
Register in advance
Add on the calendar

English

10:30 AM (EDT)
11:30 AM (Brasília time)

(55-11) 3181-5113 (Brazil)
(1-412) 717-9223 (USA global toll)
(1-844) 763-8273 (USA toll free)
(44-20) 319-84884 (UK)

Access code: Itaú Unibanco

Access the webcast
Register in advance
Add on the calendar

Presentation

Milton Maluhy Filho
President

Alexsandro Broedel
Chief Financial Officer (CFO)

Renato Lulia Jacob
Group Head of Investor Relations and Market Intelligence

The conference calls will also be archived in audio format on the same website. To access the audio replay of the conference calls, which will be available until May 10th, 2021, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 8193390# (call in Portuguese) and 1735790# (call in English). On the morning of the conference calls, the slide presentations will be available for viewing and downloading. If you have any technical issues, please contact Choruscall customer service at **suporte@ccall.com.br**.

itau.com.br/investor-relations

IR Services

Information about Itaú Unibanco's results and strategies

individuals investor relations
relacoes.investidores@itau-unibanco.com.br
(55-11) 2794-3547
institucional investor relations
iir@itau-unibanco.com.br

Bookkepping Services

Consult your stock position or update your registration

(working days from 9AM to 6PM)
(55-11) 3003 9285 - Capital and metropolitan region
0800 720 9285 - Other locations

SAC 0800 728 0728
complaints, cancellations and general information, every day, 24 hours a day.
Ombudsman 0800 570 0011
if you are not satisfied with the solutions presented, contact the Ombudsman on working days from 9AM to 6PM.
Hearing / Speech Impaired 0800 722 1722
every day, 24 hours a day.